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SEC Mail Processing Section MAR 01 2021 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2021 Washington DC

SEC FILE NUMBER
8-47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Britehorn Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Lawrence St, Ste 1600
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bobbi Armstrong 303 717 9869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Ste 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bobbi Armstrong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Britehorn Securities, LLC, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE-CHAM M. CALDERON
MY COMMISSION EXPIRES NOVEMBER 12, 2021
#GG 152371
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITEHORN SECURITIES, LLC

Financial Statements
For the Year Ending December 31, 2020
In accordance with Rule 17A-5(d)

Summit LLC
Certified Public Accountants

BRITEHORN SECURITIES, LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To the Members of
Britehorn Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Britehorn Securities, LLC as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Britehorn Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Britehorn Securities, LLC's management. Our responsibility is to express an opinion on Britehorn Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Britehorn Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Britehorn Securities, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Britehorn Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Britehorn Securities, LLC's auditor since 2020.

Summit LLC
Denver, Colorado
February 8, 2021

BRITEHORN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	87,442
Commissions receivable		359,249
Other assets		3,196
Total assets	**$**	**449,887**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	344,740
Accounts payable and accrued expenses		4,105
Total liabilities		348,845
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		101,042
Total liabilities and member's equity	**$**	**449,887**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUE:	
Investment banking	$ 7,744,553
Consulting income	363,815
Total revenue	8,108,368
EXPENSES:	
Commissions expense	6,832,262
Regulatory fees and compliance	100,149
Payroll and related expenses	99,926
Professional fees	72,043
Technology and communications	15,209
Rent and occupancy	12,973
Insurance and risk management	3,674
Other operating expenses	9,577
Total expenses	7,145,813
NET INCOME	**$ 962,555**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

BALANCE, December 31, 2019	$	160,487
Distributions		(1,022,000)
Net income		962,555
BALANCE, December 31, 2020	**$**	**101,042**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net income	$	962,555
Adjustments to reconcile net income to cash provided by operating activities:		
Decrease in commissions receivable		1,064,623
Decrease in other assets		53
Decrease in commissions payable		(1,014,891)
Decrease in accounts payable and accrued expenses		(2,089)
Net cash provided by operating activities		1,010,251
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members		(1,022,000)
NET DECREASE IN CASH		(11,749)
CASH, at beginning of year		99,191
CASH, at end of year	**$**	**87,442**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Britehorn Securities, LLC ("Britehorn Securities or the "Company"), formerly LoHi securities, LLC, is a Colorado limited liability company, organized in 2003 to engage in best efforts underwriting and private placements of securities. The Company's primary activity is investment banking and consulting services.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows for the period ending December 31, 2020.

The Company primarily derives its revenues from investment banking services and capital raising activities. Revenue associated with investment banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided.

Commissions Receivable

Commissions receivable are stated at actual amounts less an allowance for doubtful accounts. The commissions are receivable from clients on a monthly basis that reflect amounts earned but not yet received. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2020. The Company's policy is not to accrue interest on commissions receivable.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2016 to 2020 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any securities positions as of December 31, 2020

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2020, the Company had net capital and net capital requirements of $95,217 and $23,256 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.66 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the total value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to recognize ROU assets and lease liabilities for short-term leases that have a lease term of greater that 12 months at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has a noncancelable lease agreement with an unrelated party for office space which expires in September 2021, which is less than 12 months. Future minimum membership/lease payments are as follows:

Year Ending December 31,	Amount
2021	$12,150

Rent and related occupancy costs charged to operations amounted to $12,973 for the year ended December 31, 2020.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties, do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2020.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, and accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (CONT.)

As of December 31, 2020, the Company does not have deposits in banks in excess of the FDIC insured amount of $250,000.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations for the year ending December 31, 2020.

NOTE 5 - CONCENTRATION RISK

The Company records revenue from several different advisory and consulting agreements. For the year ending December 31, 2020, 90% of the Company's revenue was derived from four separate agreements.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

BRITEHORN SECURITIES, LLC
SCHEDULES I
COMPUTATION OF NET CAPITAL AND RECONCILIATION PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

CREDIT:	
Member's equity	$ 101,042
DEBITS:	
Nonallowable assets:	
Commissions receivable	2,629
Other assets	3,196
Total debits	5,825
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION	95,217
Haircuts on securities positions	-
Undue concentration	-
NET CAPITAL	95,217
Minimum requirements of 6-2/3% of aggregate indebtedness of $348,845 or $5,000, whichever is greater	23,256
Excess net capital	**$ 71,961**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 344,740
Due to Parent	4,105
Total aggregate indebtedness	**$ 348,845**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.66 to 1**

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2020.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Britehorn Securities, LLC

We have reviewed management's statements as of and for the year ending December 31, 2020, included in the accompanying Exemption Report, in which (1) Britehorn Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Britehorn Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Britehorn Securities, LLC stated that Britehorn Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Britehorn Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Britehorn Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Britehorn Securities, LLC
Denver, Colorado
February 8, 2021

BRITEHORN SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

To the best knowledge and belief of Britehorn Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2020.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2020.

Signature

Managing Member
Title

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Britehorn Securities, LLC
Denver, CO

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Britehorn Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 8, 2021

BRITEHORN SECURITIES, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2020

General assessment per Form SIPC-7, including interest	$	12,044
Less: payments made with Form SIPC-6		(5,371)
Amount paid with Form SIPC-7	**$**	**6,673**